James M. Halley Q.C., 2

M. Douglas Howard

Patrick A. Williams

Roy A. Nieuwenburg

Nigel P. Kent, 1

Diane M. Bell

Neil P. Melliship

Mark S. Weintraub

Don C. Sihota

Kerstin R. Tapping

Nicole M. Byres

John C. Fiddick

Stewart L. Muglich, 8

Gwendoline Allison

Peter M. Tolensky

Warren G. Brazier, 4

Krista Prockiw

Conrad Y. Nest, 10

Richard T. Weiland

Lisa D. Hobman

Satinder K. Sidhu

Vikram Dhir, 1

Rina J. Jaswal

Derek J. Mullan, Q.C.

W.W. Lyall D. Knott, Q.C.

Alexander Petrenko

William C. Helgason

Douglas W. Lahay

Anne L.B. Kober

Kenneth K.C. Ing, 11, 13

Neo J. Tuytel

R. Barry Fraser

Ethan P. Minsky, 6, 7, 9

Peter Kenward

R. Glen Boswall

Samantha Ip

Aaron B. Singer

Jane Glanville

Amy A. Mortimore

Jeffrey F. Vicq, 15

C. Michelle Tribe

Jonathan C. Lotz

Valerie S. Dixon

Tasha L. Coulter

Adam M. Dlin

Sarah W. Jones

R. Stuart Wells

William A. Ruskin, 1

Bernard Pinsky, 4

William D. Holder

David W. Kington

R. Brock Johnston

Darren T. Donnelly

Kevin J. MacDonald

James A. Speakman

Brock H. Smith

D. Lawrence Munn, 8

Virgil Z. Hlus, 4

Jonathan L.S. Hodes, 1, 5

L.K. Larry Yen, 10

Allyson L. Baker, 3

Veronica P. Franco

Brent C. Clark

James T. Bryce

Cam McTavish

Niamh Pollak, 14

Kari Richardson

Marta C. Davidson

Michal Jaworski

Reply Attention of Direct Tel. EMail Address Our File No.	Conrad Y. Nest 604.891.7754 cyn@cwilson.com 30790-0001 /CW2285680.1	Tristin R. Lee R. Brad Kielmann Pratibha Sharma	Jun Ho Song, 4, 8, 16 Kyle M. Wilson Angela M. Blake	Shauna K.H. Towriss Kristine P. All
Associate Counsel: Michael J. Roman Certain lawyers have been admitted to practice in one or more of the following jurisdictions as indicated beside each name:
December 16, 2008 VIA COURIER AND EDGAR		Canada 1 Alberta 2 Manitoba 3 Ontario 15 Saskatchewan	United States 4 California 5 Colorado 6 District of Columbia 7 Florida 8 New York 9 Virginia	International 11 Hong Kong 12 South Africa 13 United Kingdom 14 Ireland
Securities and Exchange Commission 100 F Street NE Washington, DC 20549-7010 USA			10 Washington 16 Nevada

Attention:	Sean Donahue, Division of Corporation Finance

Dear Sirs/Mesdames:

Re:	Aurelio Resource Corporation
Revised Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”)
Filed November 24, 2008
File No. 0-50931

We write in response to your letter of December 10, 2008 (the “Comment Letter”) with respect to the Proxy Statement filed by Aurelio Resource Corporation (the “Company”). In response to the comments of staff in the Comment Letter, the Company has filed Amendment No. 3 to the Proxy Statement on EDGAR (the “Revised Proxy Statement”). The following responses are numbered in a manner that corresponds with your comments as set out in the Comment Letter.

Stock Ownership, page 25

1.	We note your statement that Telifonda and its affiliates own or control approximately 12.79% of the issued and outstanding common stock of your Company and that upon exercise of its warrants Telifonda would own approximately 16.11% of your Company. However, your beneficial ownership table indicates that Telifonda owns only 8.3% of your common stock, and that its parent DFG Master Hedge Fund Ltd. owns only 3.74% of your common stock. Please indicate whether Telifonda or DFG needs to include in this table any warrants they own to acquire common stock. See Item 403 of Regulation S-K and Rule 13d-3. In addition, consider whether DFG should include the shares owned by Telifonda in disclosing its amount of beneficial ownership.

The Company has amended the disclosure in the stock ownership table on page 25 of the Revised Proxy Statement to reflect the fact that DFG Master Hedge Fund Ltd. and Telifonda Holdings Co. Ltd. beneficially own 15.4% of the Company’s issued and outstanding common stock.

HSBC Building    800 – 885 West Georgia Street    Vancouver BC V6C 3H1    Canada     Tel.: 604.687.5700    Fax: 604.687.6314    www.cwilson.com

Some lawyers at Clark Wilson LLP practice through law corporations.

Summary Compensation Table, page 27

2.	Please include a footnote describing all assumptions made in the valuation of the stock awards and option awards granted to your executive officers by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in the Management’s Discussion and Analysis. See the Instruction to Item 402(n)(2)(v) and (vi) of Regulation S-K.

The Company has revised footnote 10 to the Summary Compensation Table on page 27 of the Revised Proxy Statement to include a reference to the discussion in the Company’s audited financial statements of the assumptions used and methodology applied in valuing the stock and option awards to the Company’s executive officers as requested.

3.	We note that Messrs. Warnaars, Doppler, and Johnson have entered into executive compensation agreements that contain severance obligations. Please provide the information required by Item 402(q)(2) of Regulation S-K.

The Company has amended the disclosure under the heading “Consulting Agreements” on pages 28-30 of the Revised Proxy Statement to include the requisite disclosure respecting severance payments to executive officers of the Company.

Outstanding Equity Awards at December 31, 2007, page 29

4.	Please disclose by footnote to the applicable column the vesting dates of option awards held at fiscal year end. See Instructions 2 to Item 402(p)(2) of Regulation S-K.

The Company has amended the disclosure in the footnotes to the table on page 30 of the Revised Proxy Statement to disclose the vesting dates of the option awards as requested.

Appendix B Pro Forma Financial Statements (Unaudited)

General

5.	Your introduction to the pro forma financial information explains that your unaudited pro forma balance sheet and results of operations reflect “…the disposition of our wholly-owned subsidiary, Bolsa Resources, Inc., loan proceeds from Telifonda, and sale of the net smelter royalty in its Minera Assets.” However, we note from your pro forma consolidated balance sheet and statements of operations, you have also included the effects of debenture repayment, and reimbursable expenses. Please modify your pro forma information to remove these transactions, or tell us why you believe inclusion of these items is consistent with the guidance in Rule 11-02 of Regulation S-X. If these items relate to other transactions presented, please modify to include the items within the respective columns with corresponding explanatory notes.

The Company advises that the pro forma adjustments related to reimbursable property holding costs and other expenses and repayment of convertible debentures are material terms of the bridge loan and definitive agreements. Accordingly, the Company believes that the pro forma consolidated balance sheet should include adjustments pertaining to such items. Please see the amended language included in paragraphs 2 and 3 of the introduction to the pro-forma financial statements included in the Revised Proxy Statement.

6.	In accordance with Rule 11-02(b)(1) of Regulation S-X, pro forma financial information shall consist of a pro forma condensed balance sheet, pro forma condensed statements of income, and accompanying explanatory notes. Please modify to include explanatory notes that clearly explain the assumptions involved.

The Company has included explanatory notes for both the pro forma consolidated balance sheet and pro forma consolidated statements of operations for the periods ended September 30, 2008 and December 31, 2007 in the Revised Proxy Statement as requested.

7.	Please modify the headings of your pro forma tables to identify which columns represent pro forma adjustments.

The Company has modified the headings of the pro forma tables in the Revised Proxy Statement as requested.

Pro Forma Consolidated Statements of Operations

General

8.	We note you have identified pro forma adjustments for the sale of Bolsa and the sale of your NSR, identified as ‘gain on sale of assets’. It appears you need to remove these pro forma adjustments as it does not appear they are expected to have a continuing impact. See Rule 11-02(b)(6) of Regulation S-X for further guidance.

The Company has adjusted the pro forma consolidated statements of operations for the periods ended September 30, 2008 and December 31, 2007 to remove the gain on sale of assets.

9.	Please tell us why you have not included any pro forma adjustments necessary to arrive at the remainder of the existing entity upon completion of the transactions. See Instruction three to Rule 11-02 of Regulation S-X for further guidance.

The Company has amended the pro forma consolidated statements of operations for the periods ended September 30, 2008 and December 31, 2007 to include adjustments necessary to arrive at remainder of existing entity as requested.

Should you have any questions regarding the above noted responses, please do not hesitate to contact the writer directly.

Yours truly,

CLARK WILSON LLP

Per:

/s/ Conrad Y. Nest
Conrad Y. Nest

CYN/cyn

Encl.

cc:	Fred Warnaars